Exhibit 21.1

SUBSIDIARIES OF OLLIE’S BARGAIN OUTLET HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation
Bargain Parent, Inc.	Delaware

Ollie’s Holdings, Inc.	Delaware

Ollie’s Bargain Outlet, Inc.	Pennsylvania

OBO Ventures, Inc.	Pennsylvania